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                                                                    Exhibit 99.B

               [WYCHE, BURGESS, FREEMAN & PARHAM, P.A. LETTERHEAD]



                                  864-242-8256

                                 April 16, 1998





Mr. Ralph Pitts
Belk Store Services
2801 West Tyvola Road
Charlotte, NC 28217-4500

       Re:        Dissenters Rights

Dear Ralph:

       By this letter agreement we will confirm the understanding reached on Tuesday, April 14, regarding the exercise of dissenters rights by Sarah Belk Gambrell and Sally Gambrell Knight. On Tuesday afternoon, we submitted to you, on behalf of Sarah and Sally, dissenters rights notices regarding a substantial number of the corporations in which they own stock. However, we have agreed that the total amount to be paid to the two of them together by reason of the exercise of their dissenters rights will be $50,000,000.

       During the next few weeks, prior to the effective date of the merger, we will negotiate in good faith in order to resolve the number of corporations as to which the dissenters rights will continue to be effective. In these negotiations we will attempt to reach an agreement as to the fair value to be assigned to these corporations in order to arrive at an appropriate combination which would yield a total aggregate payment of $50,000,000. When we have agreed upon the appropriate collection of companies, then the dissenters notices as to additional companies in the "dissenters rights pool" will be withdrawn and Sarah and Sally will receive Belk, Inc. shares for those companies in accordance with the exchange ratios previously published.

       In the event we cannot reach agreement as to the values of a sufficient number of corporations to establish a $50,000,000 combination, then those differences would be resolved by one of two means. We would first attempt to agree upon an arbitration process. In the unlikely event we should be unable to agree on such a process, then Sarah and Sally would retain their right to take legal action in the courts of one or more states in which the companies are incorporated in order to have the fair values established through the judicial


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Mr. Ralph Pitts
April 16, 1998
Page 9


process described in the applicable state laws. Even if we are required to go through that process in order to resolve differences, the ultimate result would still be a withdrawal of a sufficient number of dissenters rights notices to arrive at a total payment of $50,000,000.

       I would appreciate your confirming our basic understanding by signing and returning to me the enclosed copy of this letter. I look forward to hearing from you.


                                    Very truly yours,

                                    /s/ Larry D. Estridge

                                    Larry D. Estridge


LDE:ff



AGREED and CONFIRMED this 16 day of April, 1998.



                                    /s/ Ralph Pitts
                                    -------------------------------------
                                    Ralph Pitts,
                                    As attorney and officer of all
                                    present Belk companies and Belk, Inc.